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As filed with the Securities and Exchange Commission on August 2, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-T/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Final Amendment)

SMC CORPORATION
(Name of Subject Company (Issuer))

MONACO COACH CORPORATION
SALMON ACQUISITION, INC.,
a wholly owned subsidiary of Monaco Coach Corporation
(Names of Filing Persons (Offerors))

COMMON STOCK
(Title of Class of Securities)

784460107
(CUSIP Number of Class of Securities)

Richard E. Bond, Esq.
Monaco Coach Corporation
91320 Industrial Way
Coburg, Oregon 97408
Telephone: (541) 686-8011
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)

with a copy to:
Henry P. Massey, Jr., Esq.
Michael J. Kennedy, Esq.
Eric John Finseth, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050
Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$21,258,716	$4,252

*
For purposes of calculating the filing fee only. This calculation assumes the purchase of 5,745,599 shares of common stock of SMC Corporation at the tender offer price of $3.70 per share of common stock.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
Amount Previously Paid:	$4,252	Filing Party:	Monaco Coach Corporation
Form or Registration No.:	Schedule TO-T (5-49775)	Date Filed:	July 5, 2001
/
/  Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/
Third-Party Tender Offer Subject to Rule 14d-1.

/
/  Issuer Tender Offer Subject to Rule 13e-4.

/
/  Going-Private Transaction Subject to Rule 13e-3.

/x/
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

CUSIP No. 784460107	SCHEDULE 13D

1.	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Person
Monaco Coach Corporation 351880244

2.	Check the Appropriate Box if a Member of a Group
(a) / /
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC/BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
State of Delaware

	7.	Sole Voting Power
		5,466,720

Number of Shares	8.	Shared Voting Power
Beneficially Owned
by Each Reporting		0
Person With
	9.	Sole Dispositive Power
		5,466,720

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,466,720

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11)
95.1%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 784460107	SCHEDULE 13D

1.	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Person
Salmon Acquisition, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a) / /
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC/BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
State of Delaware

	7.	Sole Voting Power
		5,466,720

Number of Shares	8.	Shared Voting Power
Beneficially Owned
by Each Reporting		0
Person With
	9.	Sole Dispositive Power
		5,466,720

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,466,720

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11)
95.1%

14.	Type of Reporting Person (See Instructions)
CO

    This Schedule TO-T/A (Final Amendment) amends and supplements the Tender Offer Statement on Schedule TO-T filed with the Commission on July 5, 2001 by Monaco Coach Corporation, a Delaware corporation ("Parent"), and Salmon Acquisition, Inc., an Oregon corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended by the Schedule TO-T/A (Amendment No. 1) filed by Parent and Purchaser with the Commission on July 24, 2001, and by the Schedule TO-T/A (Amendment No. 2) filed by Parent and Purchaser with the Commission on July 25, 2001, relating to Purchaser's offer to purchase all the outstanding shares of Common Stock (the "Shares") of SMC Corporation, an Oregon corporation (the "Company"), at a purchase price of $3.70 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2001 (the "Offer to Purchase"), as amended, and in the related Letter of Transmittal, copies of which were filed with such Schedule TO-T on July 5, 2001 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO-T/A (Final Amendment) is being filed on behalf of Purchaser and Parent.

ITEM 8. Interest in Securities of the Subject Company.

    Item 8 is hereby amended and supplemented by the following:

    At 12:00 midnight, New York City time, on Wednesday, August 1, 2001, the Offer expired. Based on information provided by the Depositary, 5,466,720 Shares (including 52,917 Shares validly tendered by guaranteed delivery), representing approximately 95% of the outstanding Shares, were validly tendered into the Offer and not withdrawn. The Purchaser has accepted for payment and will promptly pay for all such validly tendered Shares in accordance with the terms of the Offer. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(1)(M).

ITEM 12. Exhibits.

(a)(1)(A)*	Offer to Purchase dated July 5, 2001.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Parent on June 25, 2001 (incorporated by reference to Parent's Schedule TO (preliminary communication) filed with the Commission on June 25, 2001, Exhibit 99.(a)(5)).
(a)(1)(H)*	Summary Newspaper Advertisement published July 5, 2001 in the New York Times.
(a)(1)(I)**	Transcript of Parent's telephonic conference call with investors on June 26, 2001.
(a)(1)(J)**	Press Release issued by Parent on July 23, 2001.
(a)(1)(K)**	Press Release issued by Parent on July 24, 2001.
(a)(1)(L)***	Transcript of Parent's telephonic conference call with investors on July 24, 2001.

(a)(1)(M)	Press Release issued by Parent on August 2, 2001.
(b)(1)
Credit Agreement dated January 12, 2001 by and between Parent and U.S. Bank N.A. (incorporated by reference to Parent's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2001, Exhibit 10.1).
(b)(2)**	Waiver Letter received July 5, 2001 from U.S. Bank N.A.
(d)(1)
Agreement and Plan of Merger dated as of June 23, 2001, among Parent, Purchaser and the Company (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(2)(b)).
(d)(2)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Mathew M. Perlot (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(a)).
(d)(3)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Curtis W. Lawler (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(b)).
(d)(4)*	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Mathew M. Perlot.
(d)(5)*	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Curtis W. Lawler.
(d)(6)*	Confidentiality Agreement dated March 21, 2001 between Parent, the Company and McDonald Investments Inc.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on July 5, 2001 as an exhibit to Schedule TO-T.

**
Previously filed on July 24, 2001 as an exhibit to Schedule TO-T/A (Amendment No. 1).

***
Previously filed on July 25, 2001 as an exhibit to Schedule TO-T/A (Amendment No. 2).

SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALMON ACQUISITION, INC.
By:	/s/ JOHN W. NEPUTE Name: John W. Nepute Title: President
MONACO COACH CORPORATION
By:	/s/ JOHN W. NEPUTE Name: John W. Nepute Title: President

Dated: August 2, 2001

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)(A)*	Offer to Purchase dated July 5, 2001.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Parent on June 25, 2001 (incorporated by reference to Parent's Schedule TO (preliminary communication) filed with the Commission on June 25, 2001, Exhibit 99.(a)(5)).
(a)(1)(H)*	Summary Newspaper Advertisement published July 5, 2001 in the New York Times.
(a)(1)(I)**	Transcript of Parent's telephonic conference call with investors on June 26, 2001.
(a)(1)(J)**	Press Release issued by Parent on July 23, 2001.
(a)(1)(K)**	Press Release issued by Parent on July 24, 2001.
(a)(1)(L)***	Transcript of Parent's telephonic conference call with investors on July 24, 2001.
(a)(1)(M)	Press Release issued by Parent on August 2, 2001.
(b)(1)
Credit Agreement dated January 12, 2001 by and between Parent and U.S. Bank N.A. (incorporated by reference to Parent's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2001, Exhibit 10.1).
(b)(2)**	Waiver Letter received July 5, 2001 from U.S. Bank N.A.
(d)(1)
Agreement and Plan of Merger dated as of June 23, 2001, among Parent, Purchaser and the Company (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(2)(b)).
(d)(2)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Mathew M. Perlot (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(a)).
(d)(3)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Curtis W. Lawler (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(b)).
(d)(4)*	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Mathew M. Perlot.

(d)(5)*	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Curtis W. Lawler.
(d)(6)*	Confidentiality Agreement dated March 21, 2001 between Parent, the Company and McDonald Investments Inc.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on July 5, 2001 as an exhibit to Schedule TO-T.

**
Previously filed on July 24, 2001 as an exhibit to Schedule TO-T/A (Amendment No. 1).

***
Previously filed on July 25, 2001 as an exhibit to Schedule TO-T/A (Amendment No. 2).

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SIGNATURES
INDEX TO EXHIBITS